Exhibit 99.36

THIS IS THE FIRST PAGE ONLY. IF YOU WISH TO REVIEW THE ENTIRETY OF

APPENDIX “G” (INTERIM ORDER) CLICK HERE.

APPENDIX “G”

INTERIM ORDER